February 25, 2020

Brad G. Garner
Principal Financial Officer
HG Holdings, Inc.
2115 E. 7th Street, Suite 101
Charlotte, North Carolina 28204

       Re: HG Holdings, Inc.
           Amendment No. 2 to Registration Statement on Form S-1
           Filed February 14, 2020
           File No. 333-235539

Dear Mr. Garner:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 3, 2020 letter.

Form S-1 filed February 14, 2020

Acquisition of Equity Interest in HC Government Realty Trust, Inc., page 2

1. We note your response to comment 2. Given the nature of the rights offering, we remain unclear how the company can anticipate using the proceeds to acquire a sufficient number of shares of HC Realty to control HC Realty. Please clarify and or revise your disclosure.

Form S-1 filed February 14, 2020

General

2. We note that you provided an analysis regarding your status as an investment company to the Division of Investment Management on February 20, 2020. We may have further
 Brad G. Garner
HG Holdings, Inc.
February 25, 2020
Page 2
      comment once they have considered your analysis.
        You may contact Peter McPhun at 202-551-3581 or Shannon Menjivar at 202-551-3856
if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at 202-551-3269 or David Link at 202-551-3356 with any other questions.



                                                         Sincerely,
FirstName LastNameBrad G. Garner
                                                         Division of
Corporation Finance
Comapany NameHG Holdings, Inc.
                                                         Office of Real Estate
& Construction
February 25, 2020 Page 2
cc:       David W. Robertson, Esq.
FirstName LastName